UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

BIT-X FINANCIAL CORP (BITXF) BRANDS NEW BITCOIN EXCHANGE DIGATRADE™ PRE-LAUNCH

For Immediate Release

Vancouver, BC – June 12, 2015 – Bit-X Financial Corp. (OTCQB: BITXF), a crypto-currency bitcoin exchange and internet financial services company, today announced that its new exchange, set to go-live later this month, will be branded and marketed under the new trade name of DIGATRADE™ and will operate under the new domain www.digatrade.com. The current domain bitxfin.com will redirect users to the new site.

The following table provides the Trademark Registration details for Canada and the United States:

Country	Serial Number	Date	Trademark Legal Agent
Canada	No. 1731877	June 8, 2015	Gowling Lafleur Henderson LLP 555 Burrard Street, Suite 2300 Vancouver, BC V6C-2B5
United States	No. 86/660,018	June 11, 2015	Klarquist Sparkman, LLP One World Trade Center 121 S.W. Salmon Street , Suite 1600 Portland, OR 97204

Brad Moynes, President of Bit-X Financial Corp. said “Our newly branded exchange; DIGATRADE™ provides us with a niche branding strategy and differentiates us in the digital currency market. The investment bank grade trading platform, global liquidity order-book and experienced industry partnerships will provide our users a smooth trading experience.”

As previously stated users can now pre-register on the company’s website at www.digatrade.com. “We are very excited to launch our exchange as the global interest and recognition of the Blockchain and Bitcoin rises within the established financial communities” stated Brad Moynes, President of Bit-X Financial.

ABOUT BIT-X:

Bit-X Financial Corp is a Vancouver; British Columbia based Company listed on the OTC.QB under the trading symbol BITXF. The Company owns and operates a digital currency exchange and internet financial services Company recently branded DIGATRADE™. BITXF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: June 18, 2015	By:	/S/ Brad J. Moynes
Brad J. Moynes

	Title:	President